SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DIGITAL IMPACT, INC.
(Name of Subject Company (Issuer))

ADAM MERGER CORPORATION
a wholly owned subsidiary of

ACXIOM CORPORATION
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

25385G 10 6
(CUSIP Number of Class of Securities)

Jerry C. Jones
Acxiom Corporation
1 Information Way
P.O. Box 8180
Little Rock, Arkansas 72203
Telephone No.: (501) 342 1000
(Name, address and telephone number of person
authorized to receive notices and communications on behalf of the filing persons)

With a copy to:

John P. Fletcher
Goodloe M. Partee
Kutak Rock LLP
425 West Capitol Avenue, Suite 1100
Little Rock, Arkansas 72201
Telephone No.: (501) 975-3000

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee
N/A	N/A

10-107436.1

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:_____
        Form or Registration No.:_____
        Filing Party:_____
        Date Filed:_____

[X]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]   third-party tender offer subject to Rule 14d-1.
[ ]   issuer tender offer subject to Rule 13e-4.
[ ]   going-private transaction subject to Rule 13e-3.
[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

_____

This Tender Offer Statement on Schedule TO relates to a planned tender offer by Adam Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Acxiom Corporation, a Delaware corporation ("Acxiom"), for all of the outstanding shares of common stock of Digital Impact, Inc., a Delaware corporation ("Digital"), to be commenced pursuant to an Agreement and Plan of Merger, dated as of March 25, 2005, by and among Acxiom Corporation, Adam Merger Corporation and Digital Impact, Inc.

Item 12. Exhibits.

Exhibit 99.1   Transcript of conference call announcing the acquisition of Digital Impact Inc., March 28, 2005 at 8:00 a.m. CT.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Transcript of conference call announcing the acquisition of Digital Impact Inc., March 28, 2005 at 8:00 a.m. CT.

Exhibit 99.1

ACXIOM CORPORATION

Moderator: Rodger Kline
March 28, 2005
8:00 a.m. CT

Operator: Good day everyone and welcome to the Acxiom Corporation Acquisition Announcement conference call. Today's call is being recorded. And now at this time for opening remarks, I would like to turn the conference over to Mr. Rodger Kline, Chief Finance (and) Administration Leader. Please go ahead.

Rodger Kline: Good morning. I'm sure you've seen our press release we issued early this morning announcing the acquisition of Digital Impact. The Board of Directors of both companies have unanimously approved the transaction. Under the definitive agreement, Acxiom will make a cash tender offer for all outstanding shares of Digital Impact for $3.50 each.

Following the purchase of shares in the tender offer, the acquisition will occur. The transaction has a net value of approximately $120 million based on fully diluted shares and Digital Impact's estimated cash at closing of $20 million. We expect that the amortization of intangibles and the transition period for realizing the synergies will create a two to three cent per share dilution for fiscal 2006. The acquisition is expected to be accretive beginning in fiscal 2007.

Before we continue further, I would like to point out that this conference call contains forward-looking statements that involve risks and uncertainties, including statements about future growth.

Actual results could differ based upon market conditions and other risks detailed from time to time, excuse me, in the company's SEC filings.

We have included a comprehensive statement concerning the forward-looking nature of the disclosure in our press release. Since you each have access to that press release, we incorporate that statement in its entirety without reading it to you at this time.

Today's discussion is neither an offer to purchase nor a solicitation of an offer to sell securities. When the tender offer is commenced, Acxiom will file a tender offer statement on schedule TO including the offer to purchase and letter of transmittal. And Digital Impact will file a solicitation recommendation statement on schedule 14D-9.

Investors and security holders are urged to read the tender offer statement when they become available, because they will contain important information. Once filed with the SEC, the tender offer statements may be accessed at no cost on the SEC's web site or obtained from the information agent for the offer.

This morning we will hear from Charles Morgan, Acxiom's Chairman and company leader; Bill Park, Digital Impact's Chairman and CEO; and Richard Howe, Acxiom's marketing leader. To get us started I'll turn it over to Charles.

Charles Morgan: Thank you very much Rodger. We're very excited about today's announcement. And we're both excited for the shareholders, clients, and employees of each company. I'm particularly excited about having Bill Park, his leadership team, and all the talented employees of Digital Impact join Acxiom.

I'm going to ask Bill to make a few comments in just a couple of minutes. Before I do, this is an important strategic move for Acxiom. Our goal has been to create multi-channel-integrated solutions. And our clients are looking forever increasingly more sophisticated e-marketing capabilities as a part of their core strategy.

One of our largest clients just recently told me to look for them to spend less on postage and more e marketing. This client was aware that Spam is soon to be controlled by measures that will positively identify senders of e-mail. But even before this happens, this large Acxiom client wants to step up their e-marketing capability. And they want to do it with Acxiom.

While we have provided a certain level of e-marketing capability, we have not been positioned to meet all the demands of the marketplace. With Digital Impact, we'll now be able to meet those needs. We've been looking at this market for a number of years and have evaluated all the major players.

Additionally, we had made investments in this space in years past. With the recent smart DM acquisition, we took our first major step into the digital marketing space. Their capabilities, that the capabilities of Smart DM, will be highly complimented by Digital Impact's capability.

We see Digital Impact as the clear number one player. And with their capability, we believe we can deliver to our clients' high-end capability that they've been requesting. Also, we could immediately gain a market leading position in this industry. Digital Impact extends and enhances the overall Acxiom value proposition for almost every client we have.

Also Acxiom is well positioned to create a significant additional value to Digital Impact's business. Doing business in the online world creates an incredible amount of transactions in data. Our grid based computer information infrastructure is the perfect platform to process, store, and update these vast amounts of data.

Our data assets as well as our data integration expertise all represent important capabilities to improve the Digital Impact value proposition. However, the biggest key to this acquisition in my opinion is bring on board approximately 280 Digital Impact employees who have great expertise and a proven track record of success.

This is an acquisition, but we're treating it as a merger – a merger of capability and talent. Several of the Acxiom complimentary business areas will merged with Digital Impact units to form a new Acxiom enterprise lead by Bill Park, the Digital Impact CEO.

Bill has done a great job in building Digital Impact and we're pleased that he has agreed to become an important member of the Acxiom senior leadership team. Bill I know you guys are excited about this opportunity. We spent a lot of time with you last week. And we believe this represents opportunity for all of you at Digital Impact. Would you make a couple of comments, please?

Bill Park: I would absolutely love to, Charles. Thank you very much for that warm introduction. Myself, and the management team and I think all of our employees and shareholders and clients are really excited today about this opportunity. And we're happy for Acxiom and it's stakeholders as well.

I've always been very optimistic about the future of our business. And that optimism only grows with Digital Impact's joining the Acxiom family. You've stated previously that the market and Digital Impact's are an important inflection point as we're seeing pricing pressures beginning to ease.

And there's a growing awareness of the value of online marketing. The difference in what is and isn't spam. And with our latest impact technology platform, DI's advantage over our competitors is only continuing to grow. We're very confident in our people, our technology, and services and our future growth.

And today, I'm happy to say that we're starting to see that growth. In addition to expanding relationships with several existing clients, we've recently signed board Sun Microsystems, Royal Caribbean International, and (Audible) as new clients.

As a result, we expect to generate revenues on a standalone basis in the range of $46 to $52 million in fiscal 2006. And when we officially join Acxiom, we'll be able to leverage so much of what has made Acxiom the industry leader in database marketing. Through our suite of digital marketing products and services, we are excited to add massively expanded data integration capabilities, data, database, and analytic services and IT expertise.

And we obviously also look forward to selling our unique combination of technology and services into Acxiom's impressive client base. We believe that this is a great day for both of our companies and I'm excited about the prospects of joining Digital Impact with Acxiom Corporation to expand our joint value proposition. Charles, in particular I'd like to thank you for allowing me the chance to join the call today. And I'd like to turn the call over to Richard Howe, Acxiom's marketing leader.

Charles Morgan: Listen, before you do, Bill, I'd – some of your comments reminded that you have just recently converted about – as I understand – about 40 percent of your clients to your new impact platform. It has really fueled a lot of your recent growth, is that correct?

Bill Park: That is correct. We think that the new platform, it's impact six, offers a number of advantages in the marketplace, both from cost perspective as well as from a features and capabilities perspective. And it's been getting an extremely strong reception in the marketplace. We think that by leveraging that platform and leveraging Acxiom's grid technology, we think we can really take this to the next level.

Charles Morgan: Well that's what we've been hearing. And that's consistent with our evaluation. And now I'll quit interrupting and let Mr. Howe, proceed on. Thanks.

Richard Howe: Thank you Charles. Thank you Bill. And Bill, welcome to Acxiom. We have been following the ups and downs in the market as it relates to the adoption of digital marketing technologies for some time at Acxiom. Over the last year, we have seen a number of market indications that suggest an increase in demand associated with these online channels.

And we've gotten some validation, both externally and internally. The industry analysts are predicting that this market will continue to grow. Juniper expects that market to be 3.4 billion this year, growing to 6.1 billion in 2008. That's a 16 percent compound annual growth rate.

By contrast, the off line channels are expected to grow at six percent. According to the Direct Marketing Association, the return on investment for e-mail marketing programs at 14.2 percent is almost twice that of direct mail and 28 times that for magazines.

Our own e-products revenue has grown following a number of years of decline. And that gives us some optimism about the potential for this market space. And as Charles said, our clients have been asking more and more about online marketing programs and how they can merge those off line programs with their online programs. This has been true across our industry verticals.

As a result, we have been making the moves necessary to insure Acxiom remains the leading provider of direct consumer solutions regardless of channel. Those moves started in January with the purchase of Smart DM and they continue today with the acquisition of Digital Impact. As you all know, Acxiom today processes billions of records on behalf of our customers.

This processing produces information. That information ultimately drives an interaction with consumers across the available customer touch points. These include telemarketing, direct mail, Internet, call centers, and some instances at the point of sale itself. In this primarily off line model, the information Acxiom produces is typically sent out either to our clients or to other third parties, like (grid shops) or call centers.

In this model, it is these other parties who engage the consumer. And in this regard we operate at arms length to that enter action. This handoff produces certain time and subsequent analysis constraints that can hinder the ability for Acxiom or our clients to adapt as quickly as possible to the needs of the consumer, needs that are determined directly from these interactions.

The addition of Digital Impact e-marketing platform to Acxiom's acquisition and cut through marketing solutions provides and exceptional opportunity for Acxiom clients to quickly execute and adapt to their overall customer interaction programs, and as it relates to their e-marketing programs, to do so within the confines of a closed loop system hosted by Acxiom.

Digital Impact is both a services and a technology company. The majority of Digital Impact clients work with the company on full service basis. And as a result, generate recurring revenues for the business. In this primary model, the account teams actively assist in program design. And either collaborates with the client to deliver and analyze campaigns. Or essentially act as an extension to the clients marketing functions, providing all services necessary to maximize return on investment for those clients.

A smaller sub-set of Digital Impact clients use the platform which they refer to as Impact on a self serve basis. In this secondary model, while the application is still hosted by Digital Impact, the clients manage, send, and analyze those campaigns with minimal support from the DI account teams.

The company offers a compliment of consulting services that include campaign strategy, creative design, response and campaign analysis, web design and development, custom data integration, and search based marketing services. Let me explain.

The marketing channels of today have transformed the consumer from a recipient of product information, to a searcher of product information. And this reality demands that today's marketers understand the relationship between search key words and their products and services.

This has produced a demand for services designed to help marketers optimize those search based marketing programs. Digital Impact offered a full range of search engine marketing services today's marketers require. These include search engine optimization, paid inclusion programs, and paid placement programs – all the services required to help clients maximize their online search based marketing programs.

As measured by total revenue, Digital Impact is the largest e-mail marketing services provider and sends approximately one billion highly personalized e-mails per quarter. The company has recently been recognized as a top 20 interactive marketing agencies by Ad Week. And is a pioneer in the integration of e-mail and search based marketing techniques.

Digital Impact's subscription pricing model produces recurring revenue in its over 100 customers. In fact, nearly 80 percent of the company's revenue recurs. 80 percent of the customers are global 2000 enterprises. And 85 percent of the clients renew their contracts with the company annually.

DI has notable clients and primary verticals that include financial services, technology, retail, and travel and hospitality. This acquisition is highly complimentary to our recent acquisition of Smart DM, and with other existing Acxiom products and services. The technology and services have applicability across the industry verticals Acxiom serves and the offerings are immediately portable in our European and Asia Pacific businesses.

Acxiom now has a complete end to end marketing services platform that includes customer data integration, data hygiene and suppression services, info based data enhancement and (personics), customer segmentation capabilities, data management platforms that scale to meet the demands of middle and upper tier markets, offline direct consumer channel support and printing services, online direct to consumer e-mail delivery, campaign strategy design and creative content development, search based marketing strategy and execution services, campaign management and analytics, campaign analysis and reporting.

There is great potential in these two strong teams working together. Both have great technologies, a proven track record of success and strong people. Each will make the other better. And with the vast technology infrastructure we've built at Acxiom, including our grid based customer information infrastructure, we see ways to continue to improve the efficiency of our overall customer deliverables and to help our customers to continue to incorporate into CII applications that can benefit from having a flexible underlying information management underpinning.

As Charles pointed out in his opening remarks, the online world produces an immense amount of information. This information needs to be processed, cleaned, and analyzed. And in many cases, that needs to occur in (near real-time). Where they are applications that require massive amounts of information, there is a clear benefit from the use of Acxiom's CII platform.

We listened to our clients, we listen to the marketplace. And they're all telling us that they see the value and want the types of customized, well targeted, online marketing solutions that have fueled Digital Impact's growth sense its formation in 1997. We are excited to have them as part of the overall Acxiom family. Thank you. And now I'm going to turn it back over to Rodger.

Rodger Kline: That's Rich. That concludes our prepared remarks today. And we'll now open the floor for a brief question and answer session.

Operator: Thank you. The question and answer session will conducted electronically. If you'd like to ask a question, please do so by pressing the star key, followed by the digit one on your touch-tone telephone. If you're using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment.

We'll proceed in the order that you signal us. And we'll take as many questions as time permits. Once again, that's star, one for questions. And we'll take our first question from Mark Bacurin with Robert W. Baird.

Mark Bacurin: Good morning gentlemen. A couple of questions. I don't know who should answer this. But if you – I guess maybe Rodger – if you look at the existing Acxiom customer base. And you said that you're seeing lots of clients asking about online marketing capabilities.

Is there any way to quantify what magnitude of revenue maybe that you guys were not able to service? That, you know, once you completed your data integration work was handed off to some other party for provider that maybe now becomes an opportunity with Digital Impact?

Charles Morgan: Well, let's – this is Charles. I've been, you know, right in the middle of this. And talking to Acxiom business units as well as Acxiom customers. I know that two of our very largest financial services customers plan to significantly increase as I indicated in my comments – significantly increase their investment in, you know, what I'll call the online marketing.

And we already have, you know, a very substantial client, or a number of very substantial clients in online marketing that are served by Smart DM. Some of the capability that we could not for example deliver to large clients like, Harrah's, we will be able to deliver with the Digital Impact capability.

You know, it's certainly, you know, not easy to, you know, estimate exactly what the revenue is because all of our large customers want to increase the integration of their off line and online worlds just as Rich has just talking about. I mean that is a theme – we were recently at the Customer Executive Conference – there is no topic hotter than, you know, online marketing right now.

When spam goes away, this whole world is going to explode. And you know, there is nobody more aware of that our largest customers. As they have seen their response rate from their mail programs and other off line programs drop, enhanced analytics and understanding of the e-marketing have actually increased response rates despite the fact that we still have a lot of spam out there.

And everyone is aware that as spam dies out over the next couple of years, that these response rate – and peoples technologies improve, these response rates and success rates are going to increase. So, you know, as Forrester and some others are talking about this market space doubling that's very easy for me to see in the next couple of years. So, I don't bet – the market potential is very large for Acxiom.

And I think the guys at Digital Impact, quite frankly, are absolutely aware of that. Have been Bill, and his team are seeing that happening to them in the market they've been serving. But they also recognize that companies want to merge their off line and online and that they could not do without Acxiom. And we could not stand the time to try to build a platform to compete with Digital Impact's platform. It would take us years and years to build the technology and the know how that they have today.

Mark Bacurin: Great and maybe a question for Bill. Looking at your forecast for '06, you're looking for revenue to jump up to the high 40's and maybe even the low 50's versus what appears – just looking at historical numbers – to have been fairly flat revenue over the last three to four years. Could you give us some comment as to what gives you visibility into that, into the step up that you're expecting over the next 12 months?

Bill Park: Sure. A couple of factors, some of which are external factors and some of which are internal factors. One the external side, as Charles alluded to and as Richard mentioned before, we are seeing a greater awareness and interest and adoption of e-mail and other e-marketing capabilities as an important part of the Fortune 1000, and the global 2000 marketers mix.

So we're just seeing expansion of the pie as more businesses want to start to embrace this channel more aggressively. Second, we're seeing some concerns around spam diminishing which is further stimulus to these types of larger organizations and wanting to embrace and adopt e-marketing capabilities.

Third, we're seeing pricing starting to ease up. And over the last, you know, four years, we've seen double digit pricing declines and over the last — well at least in the most recent quarters we've seen that decline diminish substantially. Where we're actually see pricing stabilized and potentially even tick in a more positive direction. Those are the external factors.

On the internal side, we've been very candid with our shareholders in years past where, you know, we were the market leader. And part of that challenge of being the first and the biggest is that we experienced some scalability and growing pains. And with our Impact Six platform, we think we're much better able to serve our clients, which will greatly reduce client attrition. And we're seeing that taking place already.

We have some new capabilities that we didn't have before going into this fiscal year, such as the search engine marketing capabilities as well some new transactional messaging capabilities. So, we think we've got a great team. We've got a better platform upon which to build our business. We've got more product and services to sell into our client base. And for all of those external and internal reasons we feel very, very bullish about this upcoming year.

Charles Morgan: Bill, you've also – this is Charles – you've also had a number of competitive wins recently and acquired some new customers and new applications. I think from your descriptions to me that's also given you a very positive view of your future.

Bill Park: That's right. I mentioned it in my remarks. That just in the last 90 days, we've sign on three large clients, Sun Micro Systems, Audible, which is the leading online e-commerce company, as well as Royal Caribbean. In each of those three cases, they're obviously, you know, a very competitive situation where we were stacked up and competing against some of the leading e-mail and e-marketing companies.

And we came out on top. And I think the reason why we were successful was the reflection of our technology capabilities. Our kind of enterprise service capabilities. And the fact that we're the market leader. I think as we join forces with Acxiom, I think that leadership position only gets enhanced through the broader capabilities that Acxiom brings as well through just their global reputation and franchise.

Charles Morgan: And at the same time, I think you're also working to acquire one of Acxiom's largest customers is a new customer of yours that I – we're going to help you this week.

Bill Park: And as I said Charles – we appreciate that help, but I refuse to give you a commission on that deal.

Charles Morgan: That's what you told me.

Bill Park: No, there's a, you know – the financial services industry is a very rich, it's a very rich vertical. It's one that I think has been only dipping its toe in the water for the online space because of all the sensitivities around data and privacy. And, but they recognize that their customers are going online. And that this is something that they can't ignore.

And despite all the concerns around spam and fishing, they have to be online, because that's where their customers are. We are talking to several financial services companies that Acxiom has relationship with. And we certainly expected to win those on our own, but with Acxiom's backing we think our chances just go up a big step.

Charles Morgan: We agree.

Mark Bacurin: Great. And maybe one real quite one for Rodger. Could you give us what the expected borrowing costs is for the, you know, for the debt you'll take on, I guess to fund this transaction? And what the expected incremental intangible amortization maybe on an annual basis?

Rodger Kline: I know the amortization of intangibles is slightly over three million, like 3.1 million ...

Male: Non-cash.

Rodger Kline: ... non-cash. You know, that – we are still in the process of making final determination. We have not as I understand, gotten final buy off on that number. It could be a little less, could be a little more. But, best guess, I think it was about 3.1 million annually of non-cash ...

Mark Bacurin: Right.

Rodger Kline: ... and the interest Rodger is ...

Male: Well we're going to finance this through our line of credit, revolving line of credit. And as you know from a cash flow, we've been paying that off on a regular basis. So we're will have some additional borrowings on that line of credit for a few quarters. But then we expect to pay that down through our cash flow. And our line of credit is about four percent, is what our interest cost is.

Mark Bacurin: Great. Thanks a lot guys. Congratulations.

Operator: And we'll take our next question from Todd Van Fleet with First Analysis.

Todd Van Fleet: Morning. Just to dig in a little bit further on the guidance for fiscal 2006 – the 46 to 52 million, Bill, that you had sighted, is that kind of on a stand alone basis?

Bill Park: That is on a standalone basis. That is excluding synergy.

Todd Van Fleet: That's excluding synergies. So is it, I mean is it fair to assume that, you know, given then new operating platform that was recently, I guess completed, would you have expected more of break even year this year for Digital Impact on a stand alone basis?

Bill Park: We have not given guidance on the bottom line yet. But we were expecting to see some nice improvements on the bottom line in the back half of the year.

Todd Van Fleet: OK. And I'm just curious – as far as additional contributors to the top line, then – how much of that is search engine marketing that you would expect it, you know, as we saw here – maybe over the past couple of years, you're kind of flat line on revenue, maybe 41, 42 million annually – the up tick. How much of the growth is provided by the search engine side?

Bill Park: Yes, we don't generally break that out. And obviously, you know, we gave some initial guidance for this upcoming fiscal year based on the fact that we've done a lot financial planning over the last several weeks. But our typical guidance period comes at the end of our fiscal fourth quarter, which will be coming up in a few weeks. So they'll be more details at that time.

Todd Van Fleet: OK. And I guess, guys on the Acxiom side, just from your standpoint, could you elaborate a little bit more about Digital Impact's positioning in the marketplace as you see it. And why you view this particular asset as being attractive relative to some of the others that might have been out there?

Charles Morgan: Well, this is Charles. I certainly been involved in looking at them. But one of the, you know, key things that we looked for is who would best serve our largest clients? Who had the track record with the, you know, the Fortune 2000? And if you look at, you know, it's pretty obvious.

You look at Digital Impact's top clients compared to, you know, the top clients of some of the other, you know, companies in this space. And you then look at, you know, the technology and you know, the integrated analytics and dynamic composition and all of the ability to provide services and to scale.

And as we, you know, did a matrix on all of those things on all those people in the space – and also we were looking for size, not just, you know, somebody who had successfully served, you know, three large clients. But someone who could come in and have an adequate scale to be able to, you know, fit well into Acxiom.

We believe that this is an important enough evolving area to give it, you know, major focus at Acxiom. So as I've said in my comments, you know, we want to integrate Acxiom online capability, which, you know, we have a substantial number of business areas serving today.

And by the time we take all of Digital Impact's business unit and Acxiom business units, it will achieve enterprise status at Acxiom. And, you know, the ability to scale, the ability to bring enough critical mass of capability and talent – all those were important factors for our evaluation. And certainly there's some, you know, good, you know, platforms out there.

I mean, you know, no one can deny that Big Foot got some good capability. And that dark mail got, you know, good capability. But you know, if we look at the real strength of Digital Impact. And you score them. You know, they come out a clear winner in this space from my perspective.

Todd Van Fleet: Just curious, was Digital Impact a customer of Acxiom prior to?

Charles Morgan: No.

Todd Van Fleet: Thanks.

Operator: And we'll take our next question from Tim Nollen with Bear Stearns.

Tim Nollen: Good morning. A couple questions. Following the acquisition of Smart DM, which I thought was this kind of (single), kind of a tuck in or a patch on the side kind of acquisition, this seems to be more of transformative deal. And I'm wondering if this is a – I think you've kind hinted at it – a real step in new direction. And could therefore be more to come.

And second question is – regarding the price paid – quite a premium to the closing price of Digital Impact on Thursday. It looks like about two to two and half times sales multiple. Could you give something else, like an EBITDA multiple perhaps? And a little explanation why the price was what it was? Thanks.

Charles Morgan: Well, let me – this is Charles. Let me just, you know, make a couple – I'm not – I won't stop Rodger and some of these other guys from commenting, but if you look at, you know, net of cash. And also you have to understand that there is about 80 million in tax loss carry forward that we pick up.

And if you net all that – it's actually about you know, two times revenue, you know, the forward-looking revenue that we're paying just, you know, put in perspective. And you know, I think if you look at the companies like Digital Impact on a stand alone basis, you can look at one valuation as they try to carry the cost of a public company, all the infrastructure necessary to delivery their value proposition.

That is from an (IT) infrastructure and so forth. But if you look at them on integrated proposition with Acxiom and the leverage that we have in infrastructure costs, public company costs – you know, it's clear that to us that the value is fully justified.

It made absolutely no sense for us to buy a secondary player in this space and attempt to deliver the premium service in this space. It is in fact a transformational thing for Acxiom. It should be clear that the Smart DM and the Digital Impact move – and what you have not seen is, you know, other Acxiom developments going on behind the scenes in our CII area to be able to compliment this.

So we've been doing a lot over the last year and we might do more. But right now we believe that we have a good strong compliment of capability to deliver and be the premiere provider in this space. And if anybody else wants to comment on the valuation ...

Male: ... well, I'll just comment, that I don't think the right way to look at this is just a financial acquisition. It's a strategic acquisition. And when we look at this whole market getting ready to really emerge and take off and grow strongly. And the requirements from our big clients to support e marketing and e-mail – then this makes a lot of strategic sense. And when we look at the synergies that we're going to be able realize. You know, the valuation of the transaction makes a lot of sense.

Charles Morgan: And also by the way, just understand this has got be significantly accretive in FY '07. And I'm, you know, confident that it will be significantly accretive – and after '07 and all beyond.

Male: Yes, our model shows that the accretion will grow strongly, you know, beginning in FY '07 and then increase substantially each fiscal year after that.

Tim Nollen: OK. I don't disagree with the reason there. I just wanted to hear what it was. The word transformative has come up a couple of times. This really is a movement into a new direction. I know that you'd talked in the past about really focusing on the niche that you really created for yourselves in CDI and it looks like this is something a little bit beyond that. Should we think of Acxiom as more a full service direct marketing company now? Or how should we consider you?

Charles Morgan: I think that's probably fair. But it's all information based. Remember our core technologies, our core strategy is to help our clients leverage information and leverage all of the supporting platforms and systems to analyze, to be able to effectively use that information to effectively execute successful marketing programs.

Male: And I might add, you know, that the online world produces an opportunity unlike that in the off line world for Acxiom to host, if you will this closed loop capability. So in this regard, if an application that is perfectly suited to the underpinning of our information business. And you know, that's kind of the strategy we've been on. Is trying to find more of these applications that can leverage our core competencies.

Tim Nollen: That's helpful. Thanks.

Operator: And we'll take our next question from Brad Eichler, with Stephens, Incorporated.

Trey Grooms: Morning. This is Trey Grooms for Brad. Could you spend a little more time discussing the acquisition process that took place? In other words, you know, there's a $2 hostile bid on the table. Prior to that it was trading well below $2. And obviously $3.50 is a pretty good ways from $2. What took place there? Was there a competitive process or banker involved et cetera?

Jerry Jones: Well, from the Acxiom perspective, Trey – this is Jerry Jones. We will fully describe all the matters leading up to this transaction in the tender offer materials will be filed later. And as a result of the need for completeness with respect to that filing, we'll just differ your question to that time.

Trey Grooms: OK. Just one other thing. You guys had mentioned that pricing has been improving in the e-mail area. Can you quantify what you're seeing there? And from your opinion, what is the cause for the pricing improvement there?

Bill Park: Brad, this is, sorry this is Bill Park. There's a couple of things we're seeing. We noted this in our last earnings call. We saw that for a new contract we saw pricing decline only low single digits which was a vast improvement over what normally we had seen, you know, 18 to 20 percent year over year pricing declines. And for contract renewals, we saw zero price degradation on contract renewals.

And we think that's being driven by a couple of things. One is that our core business is strengthening. So with the improvements in our technology platform with some new capabilities that we've been delivering to our clients, we think that they're just happy clients. And happy clients have less need to shop around.

We think that on some of the more external factors, with the explosive growth that people are seeing in online marketing, e-mail is becoming and even more attractive channel for businesses, because they compare that to their other channels whether it be off line channels or some of the online channels where things are starting to heat up even more. And the pricing is reflecting that, so in comparison, e-mail is looking very, very, cost effective. And as a result, you know, people are willing to pay the premium to work with the leader in the space.

Trey Grooms: Thanks, guys. And just one other question. You'd mentioned financial services. Specifically where do you see any of the other cross sell opportunities here?

Charles Morgan: This is Charles. I'm going to say that there is – and I think I might even made this comment – there is not a single client of Acxiom that I think is not – every client should be a prospect for these capabilities. They scale very nicely. Anybody that is using our off line capability or even our online capability – that is being delivered by Smart DM, this enhances the capability to deliver.

I mentioned a big online customer that we have right, Harrah's, and some of the capability that they want to do in dynamic content – there is actually been a proposal to develop that internally at Acxiom. You know, because it's needed by several of our existing large clients.

So, again, you know, and I said earlier, it was a, you know, make or buy sort of a decision for us. Could we realistically wait a year or two to get this capability built when we were already having demand by our existing large clients at Smart DM for this.

Bill Park: And Charles if I can add, you know, I think that there is a very strong opportunity to cross sell Acxiom's products and services into our client base. We work not just in financial services, but in other industries ...

Charles Morgan: Sure.

Bill Parks: ... that are very ripe for some of these data products and capabilities such as retail, travel, as well as financial services, as well as the high tech sector which we have a very strong position in.

Charles Morgan: And by the way a stronger position realistically than Acxiom does. However, we do share several large customers in high tech.

Bill Park: That's right.

Charles Morgan: Several big customers in high tech.

Trey Grooms: OK. Thank you.

Operator: And again that's star one for questions. We'll take our next question from Brandon Dobell, with Credit Suisse First Boston.

(Chris Pedan): Good morning. This (Chris Pedan) for Brandon. You mentioned synergies a couple of times. I wonder if you could talk about the operation side of it, any technology synergies you see there? And any integration's issue as well as – second question – you just mentioned some shared customers. Is there an opportunity here to sell heritage Acxiom services to Digital Impact customers as well?

Charles Morgan: Well, the last question, I think we just sort of answered. Absolutely. We believe that, you know, we are selling Acxiom services to some of Digital Impact customers. And you know, part of our synergy was, you know, was looking other Acxiom customers, I mean other Digital Impact customers.

And it was very clear that their needs would, you know, be very favorably, you know, serviced by Acxiom. So, I think the answer is absolutely, you know, on the customer synergies. I think that's the very easiest one. As far as on the operational synergies, we're very early in planning because we have not been able to interact with all of the Acxiom and Digital Impact people that are in all of these areas.

It is difficult for us to get down to the details. But clearly, you know, there is a, you know, substantial outsourced IT platform with Digital Impact. You know, Acxiom is in that business. It's clear that there are, you know, IT synergies. Very clear that, you know, we have, you know, public companies synergies, and legal synergies. They have a legal team.

And we believe that, you know, we be able to leverage our legal team. That doesn't mean, you know, we're going to reduce the staff in any of these areas of Digital Impact because we don't know what we're going to do. But it is obvious that the growth that Digital Impact is seeing today is not going to require as much increase in you know, people cost as would without Acxiom. So we can leverage Acxiom capability pretty nicely across, you know, all these, this growing customer base at Digital Impact.

And by the way, you know, as I said, we have some absolutely, you know, superb capability that's represented by Smart DM. And you know, I've spent a day at Smart DM in the last few weeks. And I am incredibly impressed with what those guys are doing. As I'm incredibly impressed with, you know, what the guys at Digital Impact are doing.

And one of the things that I did was talk to (Rich Maradick) at Smart DM about what he thought about Digital Impact and what they would bring to them. And he was extremely excited about it. So, you know, the synergies that we see across the business, are, you know – we're still in the process of understanding. But they're significant.

Rodger Kline: OK. Thank you. With that, we will close the question and answer period and the conference call. I want to remind you or inform you that we will update our financial road map in early May when we have our year-end financial release. And thank you very much for your interest this morning. And Bob Bloom and others will be available today to answer individual questions. Thank you.

Operator: And that does conclude today's teleconference. We do thank you for your participation. You may now disconnect.

END